UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                             SEC File Number 0-22102

                                  CUSIP Number



(Check One) [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

For Period Ended: May 4, 2002

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable

     Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

     Not Applicable


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PART I - REGISTRANT INFORMATION

Cygne Designs, Inc.
-------------------
Full Name of Registrant


Not Applicable
--------------
Former Name if Applicable


1410 Broadway
-------------
Address of Principal Executive Office (Street and Number)


New York, New York 10018
------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [ ]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


     The Company requires additional time to complete the accounting for the wind down of its knit clothing manufacturing and sourcing activities in Jordan and the sale of the assets related to those activities to a third party. The Company had previously entered into a letter of intent to form a joint venture for these activities, as more fully described in the Company's Annual Report on Form 10-K for the year ended February 2, 2002; the Company no longer intends to enter into such joint venture.


PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

     Roy Green
     ---------
     (Name)


     (212) 997-7767
     --------------
     (Area Code) (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [X] Yes     [ ] No

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     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X] Yes     [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

     The Company expects to recognize a net loss from operations of approximately $2.4 million in the first quarter ended May 4, 2002, primarily as a result of the wind down of its knit clothing manufacturing and sourcing activities in Jordan and the sale of the assets related to those activities to a third party. In addition, the Company has reached an informal settlement of the Internal Revenue Service (the "IRS") audit of the U.S. Federal income tax returns filed by GJM (US) Inc., a wholly-owned subsidiary, for its taxable years ending December 31, 1990 through October 7, 1994 (the date GJM (US) Inc. was acquired by the Company), which audit is more fully described in the Company's Annual Report of Form 10-K for the year ended February 2, 2002. As a result of the settlement, the Company expects to recognize a tax benefit of approximately $4.8 million in the first quarter ended May 4, 2002.


         --------------------------------------------------------------




                               CYGNE DESIGNS, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


     Date June 19, 2002                        By /s/ Roy E. Green
                                                  -------------------------
                                                  Senior Vice President and
                                                    Chief Financial Officer





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